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Securian Financial Group, Inc.
400 Robert Street North
St. Paul, MN 55101-2098
www.securian.com
651.665.3500

                                                                 [Securian Logo]

July 17, 2013

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC  20549-4644

Re:  Variable Annuity Account
     Minnesota Life Insurance Company
     File Numbers 333-111067 and 811-04294
     "Tandy" Representations

Ladies and Gentlemen:

In connection with the above-referenced filing, Variable Annuity Account (the "Registrant"), acknowledges that:

   . should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   . the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   . the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ Gary R. Christensen
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Gary R. Christensen
Director, Attorney-in-Fact, Senior Vice President,
General Counsel and Secretary
Minnesota Life Insurance Company